Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross sells Osisko shares

Toronto, Ontario, December 13, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has sold its approximate 1.8% equity interest in Osisko Mining Corporation (TSX: OSK) ("Osisko"), consisting of approximately 6.8 million Osisko common shares, on an underwritten block trade basis, at a gross price of CDN$14.70 per share.

“The sale of this non-core holding augments Kinross’ already strong financial position and reinforces our focus on delivering our industry leading suite of growth projects,” said Kinross President and CEO Tye Burt. “We are pleased to have benefitted from Osisko’s success, which is a testament to its strong management and quality projects.”

This press release is not an offer of securities for sale in the United States. The Osisko common shares to be sold have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana, and Mauritania, and employs approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com